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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25
                                                   Commission File Number 1-9330
                           NOTIFICATION OF LATE FILING



(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR

                       For Period Ended: DECEMBER 31, 1998

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: __________________________

Read attached instruction sheet before preparing form. Please print or type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                        PART I -- REGISTRANT INFORMATION

Full name of registrant    INTELLIGENT SYSTEMS CORPORATION

Former name if applicable
                          ------------------------------------------------

Address of principal executive office (street and number):

                              4355 SHACKLEFORD ROAD
                             NORCROSS, GEORGIA 30093




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                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Intelligent Systems Corporation ("ISC" or the "Company") is filing this Notification of Late Filing with respect to its Report on Form 10-K for the year ended December 31, 1998.

ISC represents that the reasons causing ISC's inability to timely file its Report on Form 10-K could not be eliminated without unreasonable effort or expense.

The Company has an investment in Visibility, Inc., a privately held company that is accounted for using the equity method. The audit of Visibility is not yet complete and therefore the Company is unable to file the required audited financial statements, notes and opinion of auditors for Visibility, Inc. Furthermore, the audit of the Company's financial statements cannot be completed until the Visibility financial statements are substantially complete. As a minority shareholder, the Company does not control Visibility or its financial reporting procedures and timing.

For this reason, management cannot timely file its Report on Form 10-K.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         HENRY H. BIRDSONG                             770-381-2900
         Name                                          Telephone Number

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(2)      Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that there will be a significant change in results of operations reported for the year ended December 31, 1998 compared to the corresponding prior period. For the year ended December 31, 1998, the Company anticipates a loss of $1,396,000 compared to a loss of $7,176,000 in the year ended December 31, 1997. The results for 1998 include income of $5.2 million derived from gains on investments, offset by losses at certain subsidiaries, including non-recurring charges of $944,000 for purchased in-process research and development and $955,000 to discontinue two product lines. The preliminary 1998 results also include income of $346,000 related to the Company's equity in the income of Visibility. However, until the audit of Visibility is complete, there can be no assurance that this amount is correct.

         By comparison, the results for 1997 include a charge of $953,000 for purchased in-process research and development, a $2.6 million gain on sales of investments, a $3.0 million write-off of a note receivable and a $2.3 million loss in equity of investments.


                         INTELLIGENT SYSTEMS CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date :  March 26, 1998                    By : /s/ Henry H. Birdsong
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                                              Henry H. Birdsong
                                              Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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